Delisting Determination,The Nasdaq Stock Market, LLC,
July 9, 2013, DayStar Technologies, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of DayStar Technologies, Inc.
(the Company), effective at the opening of the trading session on July 19, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5620(a), 5620(b), 5250(c)(1), 5635, and
5100. The Company was notified of the Staffs determination on February 3, 2013. On January 10, 2013, the Company appealed the determination to a Hearing Panel. On April 10,
2013, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on April 12, 2013.